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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

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                          SCHEDULE 14D-1
                Tender Offer Statement Pursuant to
     Section 14(d)(1) of the Securities Exchange Act of 1934
                        (Amendment No. 4)

                     ------------------------
                  Helene Curtis Industries, Inc.
                    (Name of Subject Company)


                Conopco Acquisition Company, Inc.
                          Conopco, Inc.
                          Unilever N.V.
                            (Bidders)

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              Common Stock, Par Value $.50 Per Share
                  (Title of Class of Securities)

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                            423236108
              (CUSIP Number of Class of Securities)

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                     Ronald M. Soiefer, Esq.
                          Vice President
                          Conopco, Inc.
                         390 Park Avenue
                     New York, New York 10022
                          (212) 888-1260
   (Name, Address and Telephone Number of Persons Authorized to
     Receive Notices and Communications on Behalf of Bidders)
                     ------------------------
                             Copy to:
                      Allen Finkelson, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, New York 10019
                          (212) 474-1000


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          Conopco Acquisition Company, Inc., Conopco, Inc. and
Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 20, 1996, as amended by Amendments No. 1-3, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.50 per share, of Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 4. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 6. Interest in Securities of the Subject Company.

          On March 19, 1996, Unilever issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


          Item 10. Additional Information.

          On March 19, 1996, Unilever issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


          Item 11. Material to be Filed as Exhibits.

          (a)(11) Text of Press Release dated March 19, 1996.


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                            SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 20, 1996

                                   CONOPCO ACQUISITION COMPANY,
                                   INC.,


                                   By  /s/ Thomas J. Hoolihan
                                       -------------------------------------
                                       Name:  Thomas J. Hoolihan
                                       Title: Secretary


                                   CONOPCO, INC.,


                                   By  /s/ Thomas J. Hoolihan
                                       -------------------------------------
                                       Name:  Thomas J. Hoolihan
                                       Title:  Secretary


                                   UNILEVER N.V.,


                                   By  /s/ Stephen G. Williams
                                       -------------------------------------
                                       Name:  Stephen G. Williams
                                       Title:  Secretary


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                          EXHIBIT INDEX


                                                            Sequentially
Exhibit No.                 Exhibit                         Numbered Page
-----------                 -------                         --------------
(a)(11)              Text of Press Release dated
                     March 19, 1996.


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                                                  Exhibit (a)(11)


      UNILEVER ANNOUNCES COMPLETION OF HELENE CURTIS MERGER

          New York, NY, March 19, 1996 . . . Unilever United States, Inc. today announced the completion of a merger between a subsidiary of Unilever United States, Inc. and Helene Curtis Industries, Inc., thus concluding the acquisition of Helene Curtis.

          All shares of Helene Curtis not previously purchased were converted in the merger into the right to receive the same
$70.00 per share cash price paid in the tender offer by the subsidiary of Unilever United States, Inc.